Exhibit 99.1

BioMarin/Genzyme LLC

Report of Independent Registered Public Accounting Firm

To the Steering Committee of BioMarin/Genzyme LLC:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of operations, of cash flows and of changes of venturers’ capital present fairly, in all material respects, the financial position of BioMarin/Genzyme LLC and its subsidiaries (the “Joint Venture”) at December 31, 2009 and the results of their operations and their cash flows for the years ended December 31, 2009 and December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Joint Venture’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
March 25, 2010

BioMarin/Genzyme LLC

Consolidated Balance Sheets

(Amounts in thousands)

	December 31,
	2009	2008
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,088	$2,991

Total assets	$2,088	$2,991

LIABILITIES AND VENTURERS’ CAPITAL
Current liabilities:
Due to BioMarin Companies	$123	$257
Due to Genzyme Corporation	1,051	988

Total liabilities	1,174	1,245

Commitments and contingencies (Note F)	—	—
Venturers’ capital:
Venturers’ capital—BioMarin Companies	457	873
Venturers’ capital—Genzyme Corporation	457	873

Total Venturers’ capital	914	1,746

Total liabilities and Venturers’ capital	$2,088	$2,991

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Consolidated Statements of Operations

(Amounts in thousands)

	For the Years Ended December 31,
	2009	2008	2007
	(Unaudited)
Revenues:
Net product sales	$—	$—	$123,671

Operating costs and expenses:
Cost of products sold	—	—	27,110
Selling, general and administrative	—	180	24,682
Research and development	5,079	4,452	11,825

Total operating costs and expenses	5,079	4,632	63,617

Income (loss) from operations	(5,079)	(4,632)	60,054
Interest income	7	198	766

Net income (loss)	$(5,072)	$(4,434)	$60,820

Net income (loss) attributable to each Venturer:
BioMarin Companies	$(2,536)	$(2,217)	$30,410

Genzyme Corporation	$(2,536)	$(2,217)	$30,410

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Years Ended December 31,
	2009	2008	2007
	(Unaudited)
Cash Flows from Operating Activities:
Net income (loss)	$(5,072)	$(4,434)	$60,820
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:
Amortization expense	—	—	73
Charge for impaired assets	—	138	—
Increase (decrease) in cash from working capital changes:
Accounts receivable	—	—	(7,147)
Inventories	—	—	(1,417)
Prepaid expenses and other current assets	—	42	(602)
Due from (to) BioMarin Companies	(134)	257	491
Due from (to) Genzyme Corporation	63	988	(3,079)
Accrued expenses	—	—	(200)
Deferred revenue	—	—	8

Cash flows from operating activities	(5,143)	(3,009)	48,947
Cash Flows from Investing Activities:
Change in restricted cash	—	—	340

Cash flows from investing activities	—	—	340

Cash Flows from Financing Activities:
Capital distribution to BioMarin Companies	—	(18,770)	(17,100)
Capital distribution to Genzyme Corporation	—	(6,595)	(17,100)
Capital contribution from BioMarin Companies	2,120	1,750	—
Capital contribution from Genzyme Corporation	2,120	1,750	—

Cash flows from financing activities	4,240	(21,865)	(34,200)

Increase (decrease) in cash and cash equivalents	(903)	(24,874)	15,087
Cash and cash equivalents at beginning of period	2,991	27,865	12,778

Cash and cash equivalents at end of period	$2,088	$2,991	$27,865

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Consolidated Statements of Changes in Venturers’ Capital

(Amounts in thousands)

	Venturers’ Capital		Total Venturers’ Capital
	BioMarin Companies	Genzyme Corporation
Balance at December 31, 2006	$31,695	$31,694	$63,389
2007 capital distributions	(17,100)	(17,100)	(34,200)
2007 net income	30,410	30,410	60,820

Balance at December 31, 2007	45,005	45,004	90,009
2008 capital distributions (unaudited)	(43,665)	(43,664)	(87,329)
2008 capital contributions (unaudited)	1,750	1,750	3,500
2008 net loss (unaudited)	(2,217)	(2,217)	(4,434)

Balance at December 31, 2008 (unaudited)	873	873	1,746
2009 capital contributions	2,120	2,120	4,240
2009 net loss	(2,536)	(2,536)	(5,072)

Balance at December 31, 2009	$457	$457	$914

The accompanying notes are an integral part of these consolidated financial statements.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements

A.	Nature of Business and Organization

BioMarin/Genzyme LLC, or the Joint Venture, is a limited liability company organized under the laws of the State of Delaware. The Joint Venture is owned:

•

50% by BioMarin Pharmaceutical Inc., which is referred to as BioMarin, and BioMarin Genetics, Inc., a wholly-owned subsidiary of BioMarin. BioMarin and its subsidiary are referred to as the BioMarin Companies; and

•	50% by Genzyme Corporation, which is referred to as Genzyme.

The BioMarin Companies and Genzyme are collectively referred to as the Venturers and individually as a Venturer. The Joint Venture was organized in September 1998 to develop and commercialize Aldurazyme®, a recombinant form of the human enzyme alpha-L-iduronidase, used to treat a lysosomal storage disorder known as mucopolysaccharidosis I, or MPS I. The Joint Venture commenced operations as of September 4, 1998.

The Joint Venture, BioMarin Companies and Genzyme entered into a Collaboration Agreement dated as of September 4, 1998. Under the terms of the Collaboration Agreement, Genzyme and the BioMarin Companies granted to the Joint Venture a world-wide, exclusive, irrevocable, royalty-free right and license or sublicense to develop, manufacture and market Aldurazyme for the treatment of MPS I and other alpha-L-iduronidase deficiencies. All program-related costs are equally funded by BioMarin, on behalf of the BioMarin Companies, and Genzyme. BioMarin and Genzyme are required to make monthly capital contributions to the Joint Venture to fund budgeted operating costs, as necessary. If either BioMarin or Genzyme fails to make two or more of the monthly capital contributions, and the other party does not exercise its right to terminate the Collaboration Agreement or compel performance of the funding obligation, the defaulting party’s (or, in the case of default by BioMarin, the BioMarin Companies’) percentage interest in the Joint Venture and future funding responsibility will be adjusted proportionately. In 2008, both Venturers contributed $1.8 million and in 2009, both Venturers contributed $2.1 million to the Joint Venture. No contributions were made in 2007 because the Joint Venture was profitable.

The Steering Committee of the Joint Venture serves as the governing body of the Joint Venture and is responsible for determining the overall strategy for the program, coordinating activities of the Venturers as well as performing other such functions as appropriate. The Steering Committee is comprised of an equal number of representatives of each Venturer.

On April 30, 2003, the United States Food and Drug Administration, commonly referred to as the FDA, granted marketing approval for Aldurazyme as an enzyme replacement therapy for patients with the Hurler and Hurler-Scheie forms of MPS I, and Scheie patients with moderate to severe symptoms. Aldurazyme has been granted orphan drug status in the United States, which generally provides seven years of market exclusivity. On June 11, 2003, the European Commission granted marketing approval for Aldurazyme to treat the non-neurological manifestations of MPS I in patients with a confirmed diagnosis of the disease. Aldurazyme has been granted orphan drug status in the European Union, which generally provides ten years of market exclusivity. In October 2006, Japan’s Health, Labor and Welfare Ministry granted marketing approval for Aldurazyme, the first specific treatment approved in Japan for patients with MPS I. Aldurazyme has been granted orphan drug status in Japan, which generally provides ten years of market exclusivity. To date, Aldurazyme has received marketing approval in over fifty countries. Aldurazyme is sold directly to physicians, hospitals, treatment centers, pharmacies and government agencies through a specalized sales force, as well as through distributors or wholesalers.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements—(Continued)

A.	Nature of Business and Organization (Continued)

On January 1, 2008, the BioMarin Companies and Genzyme restructured the Joint Venture. Instead of sharing all costs and profits equally, Genzyme will record sales of Aldurazyme and will pay BioMarin a tiered payment ranging from approximately 39.5% to 50% of worldwide net product sales, which will also be recorded by BioMarin as product revenue. Certain research and development activities related to Aldurazyme and intellectual property will continue to be managed by the Joint Venture on an equal basis.

B.	Summary of Significant Accounting Policies

Basis of Presentation

The Joint Venture is considered a partnership for federal and state income tax purposes. As such, items of income, loss, deductions and credits flow through to the Venturers. The Venturers have responsibility for the payment of any income taxes on their proportionate share of the taxable income of the Joint Venture.

The consolidated financial statements for the years ended December 31, 2007 and December 31, 2009 have been audited.

Accounting Method

The consolidated financial statements have been prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Fiscal Year End

The Venturers have determined that the fiscal year end of the Joint Venture is December 31.

Use of Estimates

Under accounting principles generally accepted in the United States of America, the Joint Venture is required to make certain estimates and assumptions that affect reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent assets and liabilities in its consolidated financial statements. The Joint Venture’s actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents, consisting principally of money market funds with initial maturities of three months or less, are valued at cost plus accrued interest, which the Joint Venture believes approximates their fair market value. Money market funds are typically classified as Level 1 investments as these products do not require a significant degree of judgment. All of the Joint Venture’s cash is held on deposit at one financial institution.

Inventories

Prior to January 1, 2008, inventories were valued at cost or, if lower, fair value. The Venturers determined the cost of raw materials using the average cost method and the cost of work in process and finished goods using the specific identification method. The Venturers analyzed the Joint Venture’s inventory levels quarterly and wrote down to its net realizable value:

•	inventory that had become obsolete;

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements—(Continued)

B.	Summary of Significant Accounting Policies (Continued)

•	inventory that had a cost basis in excess of its expected net realizable value;

•	inventory in excess of expected requirements; and

•	expired inventory.

In January 2008, all inventory was distributed to the BioMarin Companies and is described in Note E., “Venturers’ Capital”.

Comprehensive Income

The Joint Venture reports comprehensive income in accordance with Financial Accounting Standards Board Accounting Standards Codification, or ASC, 220, “Comprehensive Income.” Comprehensive income for the years ended December 31, 2009, 2008 and 2007 does not differ from the reported net income.

Transactions with Affiliates

Prior to January 1, 2008, Genzyme commercialized Aldurazyme in the United States, Canada, the European Union, Latin America and the Asia Pacific regions and, as a result, conducted sales and collected cash from product sales in those territories on behalf of the Joint Venture. The majority of the Joint Venture’s operating expenses consist of project expenses incurred by the Venturers, either for internal operating costs or for third-party obligations incurred by the Venturers on behalf of the Joint Venture which are then charged to the Joint Venture. All charges to the Joint Venture are subject to approval by the Steering Committee. The determination of the amount of internal operating costs incurred by each Venturer on behalf of the Joint Venture requires significant judgment by each Venturer. As a result, the consolidated financial statements for the Joint Venture may not be indicative of the results that would have occurred had the Joint Venture obtained all of its manufacturing, commercialization and research and development services from third-party entities. The Joint Venture owed Genzyme Corporation $1.1 million at December 31, 2009 and $1.0 million at December 31, 2008 for project expenses incurred on behalf of the Joint Venture. The Joint Venture owed BioMarin Companies $0.1 million at December 31, 2009 and $0.3 million at December 31, 2008 for project expenses incurred on behalf of the Joint Venture.

Translation of Foreign Currencies

Prior to January 1, 2008, the Joint Venture translated the financial transactions performed by Genzyme’s foreign subsidiaries on behalf of the Joint Venture from local currency into U.S. dollars using the average exchange rate prevailing during each period. The Joint Venture included any gains and losses on these transactions in selling, general and administrative expenses in its results of operations. Under the updated agreement only project expenses incurred by the Venturers are charged to the Joint Venture. In 2008 and 2009 all expenses incurred on behalf of the Joint Venture were in U.S. dollars and no foreign currency transaction gains or losses were incurred. Selling, general and administrative expenses include foreign currency transaction net gains of $2.0 million in 2007.

Derivative Instruments

Prior to January 1, 2008, in accordance with ASC 815, “Derivatives and Hedging,” the Joint Venture recognized all derivative instruments as either assets or liabilities in its balance sheet and measured those instruments at fair value. Subsequent changes in fair value were reflected in current earnings or other

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements—(Continued)

B.	Summary of Significant Accounting Policies (Continued)

comprehensive income, depending on whether the derivative instrument was designated as part of a hedge relationship and, if it was, the type of hedge relationship.

Revenue Recognition

Prior to January 1, 2008, the Joint Venture recognized revenue from product sales when persuasive evidence of an arrangement existed, the product had been delivered to the customer, title and risk of loss had passed to the customer, the price to the buyer was fixed or determinable and collection from the customer was reasonably assured. Revenue transactions were evidenced by customer purchase orders, customer contracts in certain instances, invoices and related shipping documents.

ASC 605, “Revenue Recognition,” specifies that cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

•	the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration; and

•	the vendor can reasonably estimate the fair value of the benefit received.

Prior to January 1, 2008, the Joint Venture recorded certain fees paid to its distributors for services as operating expenses where the criteria set forth above were met. In 2009 and 2008, no fees were incurred. In 2007 fees incurred for these services were $0.7 million.

Research and Development

Research and development costs are expensed in the period incurred. These costs are primarily comprised of development efforts performed by the Venturers or payments to third parties made by the Venturers, both on behalf of the Joint Venture, during the respective periods.

Income Taxes

The Joint Venture is organized as a pass-through entity and accordingly, the consolidated financial statements do not include a provision for income taxes. Taxes, if any, are the liability of the BioMarin Companies and Genzyme, as Venturers.

C.	Accounts Receivable

Prior to January 1, 2008, the Joint Venture’s trade receivables primarily represented amounts due from distributors and healthcare service providers. The Joint Venture stated accounts receivable at fair value, after reflecting an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make payments. The Joint Venture believed that its credit risk associated with trade receivables was mitigated by the following factors:

•	the product was sold to a number of customers over a broad geographic range;

•	the Joint Venture performed credit evaluations of its customers on an ongoing basis; and

•	the Joint Venture performed a detailed, monthly review of the receivable aging and specific customer balances.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements—(Continued)

C.	Accounts Receivable (Continued)

The Joint Venture has not written off any accounts receivables nor found it necessary to record an allowance for doubtful accounts. In January 2008, all accounts receivable was distributed to Genzyme and is described in Note E., “Venturers’ Capital”.

D.	Technology License Fees

In 2005, the Joint Venture paid $0.4 million for technology license fees. In 2008, as a result of the restructuring, the license fees which had a book value of $138,000 were written off. Total amortization expense for the Joint Venture’s technology license fees was approximately $73,000 for the year ended December 31, 2007.

E.	Venturers’ Capital

Venturers’ capital is comprised of capital contributions made by the Venturers to fund expenses of the Joint Venture in accordance with the Collaboration Agreement, and income (losses) allocated to the Venturers, net of cash distributions to the Venturers. All funding is shared equally by the two Venturers. As of December 31, 2009, the BioMarin Companies and Genzyme have each provided a total of $71.2 million of funding to the Joint Venture, net of $39.9 million of cash distributed by the Joint Venture to each Venturer.

On January 1, 2008 as part of the restructuring, the Joint Venture distributed the majority of its net assets to the Venturers. The BioMarin Companies received $24.9 million in net assets and $18.8 million in cash. Genzyme received $37.1 million in net assets and $6.6 million in cash. During 2007, the Joint Venture distributed $17.1 million of cash to each Venturer in accordance with the terms of the Collaboration Agreement. The Venturers did not make any capital contributions to the Joint Venture in 2007 because the Joint Venture had sufficient cash to meet its financial obligations. In 2008 and 2009, each Venturer contributed $1.8 million and $2.1 million respectively, to cover the operating expenses.

F.	Commitments and Contingencies

Legal Proceedings

Under the Joint Venture’s operation agreement, the Joint Venture indemnifies its affiliates for acts performed under the agreement on behalf of the Joint Venture, including amounts paid by affiliates in connection with legal proceedings related to the Joint Venture or its operations.

There have been several lawsuits filed in Brazil alleging that an affiliate of a member of the Joint Venture is contractually obligated to provide drugs at no cost to several patients. The affiliate is vigorously defending against these actions. Management of the Joint Venture is not able to predict the outcome of these cases or estimate with certainty the amount or range of any possible loss the Joint Venture might incur if the affiliate does not prevail in the final, non-appealable determination of any or all of these matters and the Joint Venture has to indemnify the affiliate for amounts paid related to settlement of any of these lawsuits.

The Joint Venture periodically becomes subject to legal proceedings and claims arising in connection with its business. The Joint Venture is not able to predict the outcome of any legal proceedings, to which it may become subject in the normal course of business, or estimate the amount or range of any reasonably possible loss the Joint Venture might incur if it does not prevail in the final, non-appealable determinations of such matters. Therefore, the Joint Venture has no current accruals for these potential contingencies. The Joint Venture cannot provide you with assurance that legal proceedings will not have a material adverse impact on its financial condition or results of operations.

BioMarin/Genzyme LLC

Notes to Consolidated Financial Statements—(Continued)

G.	Segment Information

The Joint Venture operates in one business segment—human therapeutics. Disclosures about revenues by geographic area and revenues from major customers are presented below.

The following table contains revenue information by geographic area (amounts in thousands):

For the Years Ended December 31,
2007
Revenues:
U.S.	$28,994
Europe	69,335
Other	25,342

Total	$123,671

Prior to January 1, 2008, the Joint Venture’s results of operations were solely dependent on sales of Aldurazyme. BioMarin manufactures Aldurazyme at a single manufacturing facility in Novato, California and outsources the fill-finish process. The percentage of sales of Aldurazyme to distributors, as compared to total revenues in 2007 were as follows:

% of Total Revenues
2007
Sales to Distributors:
U.S. distributors	9%
European distributors	7%
Other distributors	3%

Total sales to distributors	19%

The percentage of sales of Aldurazyme to two U.S. distributors, as compared to total revenues in 2007 were as follows:

% of Total Revenues
2007
Sales to U.S. Distributors:
Distributor A	3%
Distributor B	6%

Total sales to U.S. distributors	9%